June 29, 2022

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Patrick Kuhn
Doug Jones

Re:	Thryv Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 15, 2022
File No. 001-35895

Ladies and Gentlemen:

We are submitting this letter on behalf of Thryv Holdings, Inc. (“Thryv” or the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated June 15, 2022, relating to the Company’s Form 10-K (File No. 001-35895) filed with the Commission on March 15, 2022 (the “10-K”). The Staff’s comments are presented in bold italics below:

1.
We note on page 81 your unbilled accounts receivable balance at December 31, 2021 of $214,995 representing 77% of your accounts receivable balance and 19% of your fiscal 2021 revenue. You disclose your revenue associated with print services is recognized at a point in time upon delivery to the intended market(s) and revenue associated with SaaS and digital services is recognized over time using an output method to measure the progress toward satisfying a performance obligation.  Please tell us (i) the nature of your products or services that give rise to your unbilled accounts receivable balance,

We respectfully acknowledge the Staff’s comment. Thryv generates revenue primarily through (1) marketing services, which includes print yellow and white pages (collectively, “Print”), internet yellow pages and search engine marketing, and (2) our software-as-a-services (“SaaS”) business, which provides customers access to our Thryv platform. At December 31, 2021, $203.0 million, or 94.4%, of the Company’s unbilled accounts receivable balance was driven by its Print business, which generates revenue through print yellow and white page directories (“Print Directories”) that are co-branded with various local telephone service providers (“Service Providers”). The remaining balance of $12.0 million, or 5.6%, relates to the Company’s digital products and services.  Thryv operates as the authorized publisher of Print Directories in some of the markets where Service Providers provide telephone service, and Thryv holds multiple agreements governing the relationship with each Service Provider, including publishing agreements, branding agreements and non-competition agreements.

Thryv contracts with local and national customers via a Services Agreement (“SA”) to include customer advertisements (“Ads”) within the Company’s Print Directories. A customer contracts for the placement of their Ad(s) for a specific geographical area or areas in the next publication of Print Directories. Each geographical area has its own pricing structure. The issue or publication period for Ads is defined as a range of between 6 to 18 months for each Print Directory, with 98.9% ranging from 12-15 months.  Upon adoption of ASC 606, Revenue from Contracts with Customers (“ASC 606”), the Company concluded that its performance obligations in relation to Print advertising services were satisfied at a point in time and elected to use the modified retrospective application in applying the new standard.  Prior to adopting ASC 606, the Company recognized Print revenue ratably over the contract term; however, ASC 606 provides that revenue is recognized when an entity satisfies its performance obligations by transferring control of promised services to its customers.  Therefore, the Company determined that, in accordance with ASC 606, the benefit of the publication of the printed advertisements are transferred to the customer upon delivery of the relevant Print Directory and revenue is recognized at a point in time, in the month in which the Print Directory is distributed to its intended target market.  Based on the Company’s contracts with Service Providers, upon distribution of the Print Directories, the Company has a right to payment for the advertising services.  Customers are billed for Print advertising monthly over the relative contract term, which ranges between 6 to 18 months.  The difference between the recognition of Print revenue upon satisfaction of the Company’s performance obligations and the monthly billing generates the unbilled receivables balance in the Company’s financial statements.  Once customers are invoiced each month, the unbilled receivables balance is reduced, and the Company recognizes accounts receivable until the invoice is paid.  As such, unbilled receivables become accounts receivable through the passage of time as customers are invoiced and are therefore recognized separately from contract assets as only the passage of time is required before consideration is due.

(ii) why you believe it is appropriate to recognize revenue for amounts that have not yet been billed and how you determine the amount to recognize as revenue,

Once the Ads have been printed, it is not feasible or practical to remove the printed Ads from the Print Directories.  As such, the customer cannot opt out of the contract once the directory is printed and distributed and is therefore obligated to pay all remaining amounts owed during the SA term.  In addition, once the Print Directories are transferred, the Company has satisfied its performance obligations under the contract and the customer obtains all the remaining benefits from the advertising services.

The amount of revenue recognized is based on the transaction price, which is the amount the Company is entitled to under the contract.

(iii) when unbilled amounts become billable and

Unbilled amounts become billable each month and are reclassified as accounts receivable when the customers are invoiced.  The Company is not required to perform anything additional to earn the billable amount each month and therefore only the passage of time is required before consideration is due.

(iv) when you expect that all amounts of unbilled revenue outstanding at December 31, 2021 will be collected.

At December 31, 2021, 99.0% of the unbilled receivable balance becomes billable to customers within 12 months. Typical payment terms provide that the Company’s clients pay within 20 days of receipt of the invoice.

We hope the foregoing has been responsive to the Staff’s comment.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (972) 453-7210.

Sincerely,

/s/ Paul D. Rouse
Paul D. Rouse
Chief Financial Officer, Executive Vice President and Treasurer